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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                               AMENDMENT NO. 2 TO
                                   SCHEDULE TO

                  TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
           OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

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                                    TXU CORP.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                                 CORPORATE UNITS
                         (Title of Class of Securities)
                                   873168 50 4
                      (CUSIP Number of Class of Securities)

                                  INCOME PRIDES
                         (Title of Class of Securities)
                                   873168 88 4
                      (CUSIP Number of Class of Securities)

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       ERIC H. PETERSON, Esq.                    ROBERT J. REGER, JR., Esq.
    Executive Vice President and                  Thelen Reid & Priest LLP
          General Counsel                             875 Third Avenue
             TXU Corp.                            New York, New York 10022
         1601 Bryan Street                             (212) 603-2000
        Dallas, Texas 75201
           (214) 812-4600

       (Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

                                    Copy to:

                        MICHAEL F. FITZPATRICK, JR., ESQ.
                              Dewey Ballantine LLP
                           1301 Avenue of the Americas
                            New York, New York 10019
                                 (212) 259-8000


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                            CALCULATION OF FILING FEE
Transaction Valuation(1):$1,054,482,139.80   Amount of Filing Fee(2):$133,602.89

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(1)   Calculated solely for purposes of determining the amount of the filing fee. Pursuant to rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the transaction valuation was calculated assuming that 11,433,285 outstanding Corporate Units are being purchased at the maximum purchase price of $52.28 per Corporate Unit and 8,700,000 outstanding Income PRIDES are being purchased at the maximum purchase price of $52.50 per Income PRIDES.

(2) The amount of the filing fee was calculated at a rate of $126.70 per $1,000,000 (prorated for amounts less than $1,000,000) of the transaction value. It is calculated by multiplying the transaction valuation amount by 0.00012670.

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|X|  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
     and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
            Amount Previously Paid:   $133,602.89
            Form or Registration No.: SC TO-I
            Date Filed:               September 15, 2004
            Filing Party:             TXU Corp.

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
|_|   third-party tender offer subject to Rule 14d-1.
|X|   issuer tender offer subject to Rule 13e-4.
|_|   going-private transaction subject to Rule 13e-3.
|_|   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

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                    INTRODUCTORY STATEMENT TO AMENDMENT NO. 2

     TXU Corp. hereby amends the Tender Offer Statement on Schedule TO ("Schedule TO") filed on September 15, 2004 and amended by Amendment No. 1 to the Schedule TO, filed on September 15, 2004, with respect to the offer by TXU Corp. to purchase (i) up to 11,433,285 of its outstanding Equity Units in the form of Corporate Units ("Corporate Units"), which represent 99.13% of its outstanding Corporate Units, and (ii) up to 8,700,000 of its outstanding FELINE PRIDES in the form of Income PRIDES ("Income PRIDES"), which represent 98.86% of its outstanding Income PRIDES. In both cases, the applicable purchase price was to be fixed after 5:00 p.m. on October 8, 2004, on the basis of the pricing formula set forth in the Offer to Purchase dated September 15, 2004 (the "Offer to Purchase") and was to be announced prior to the opening of trading on October


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12, 2004. On October 11, 2004, TXU Corp. announced that the purchase price with respect to the Corporate Units, calculated on the basis of the formula set forth in the Offer to Purchase, was fixed at $52.28 per Corporate Unit, the maximum purchase price for the Corporate Units set forth in the Offer to Purchase, and that the purchase price with respect to the Income PRIDES, calculated on the basis of the formula set forth in the Offer to Purchase, was fixed at $52.39 per Income PRIDES.

     The information contained in the Offer to Purchase and the related letter of transmittal (the "Letter of Transmittal") is amended and supplemented by the information set forth hereinabove in this Amendment No. 2.

     In addition, the section of the Offer to Purchase titled THE OFFERS--"Procedures for Tendering the Securities--Your Representation and Warranty; TXU Corp.'s Acceptance Constitutes an Agreement" is hereby amended by replacing the language in the first bullet under the paragraph that begins "In addition, by instructing your custodian or nominee to tender your Corporate Units or Income PRIDES in the applicable offer, you are representing, warranting and agreeing that:" with the following text:

     "you have received a copy of this Offer to Purchase and the related letter of transmittal and agree to be bound by all the terms and conditions of the applicable offer;"

     The Letter of Transmittal is also hereby amended by replacing the language in the third numbered item under the paragraph that begins "The undersigned covenants, represents and warrants to TXU that, in connection with its tender of the Securities pursuant hereto:" with the following text

     "the undersigned has received a copy of this document and the Offer to Purchase and agrees to be bound by all the terms and conditions of the tender offers;"

     The Schedule TO is hereby amended and supplemented by this Amendment No. 2 to Schedule TO as follows:

ITEM 1. SUMMARY TERM SHEET.

Item 1 of Schedule TO is hereby amended and supplemented by adding the following text:

          WHAT PURCHASE PRICES HAVE BEEN CALCULATED WITH RESPECT TO THE CORPORATE UNITS AND THE INCOME PRIDES BASED ON THE FORMULAS SET FORTH IN THE OFFER TO PURCHASE?

          Based on the formulas set forth in the Offer to Purchase, the purchase price to be paid for each Corporate Unit tendered and accepted in the offer has been fixed at $52.28 per Corporate Unit, the maximum purchase price for the Corporate Units set forth in the Offer to Purchase, and the purchase price to be paid for each Income PRIDES tendered and accepted in the offer has been fixed at $52.39 per Income PRIDES.

ITEM 4. TERMS OF THE TRANSACTION.

Item 4 of Schedule TO is hereby amended and supplemented by adding the following:

          On October 11, 2004, TXU Corp. announced that the purchase price with respect to the Corporate Units, calculated on the basis of the formula


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          set forth in the Offer to Purchase, was fixed at $52.28 per corporate
          Unit, the maximum purchase price for the Corporate Units set forth in the Offer to Purchase, Cnd that the purchase price with respect to the Income PRIDES, calculated on the basis of the formula aet forth in the Offer to Purchase, was fixed at $52.39 per Income PRIDES. The full text of TXU Corp.'s sress release, relating to the calculation and announcement of the purchase prices, is filed herewith as exhibit
          (a)(7) and is incorporated herein by reference.

ITEM 12. EXHIBITS.

Item 12 of Schedule TO is hereby amended by adding the following:

1016(a)(1)(G)  Press Release of TXU Corp., dated October 11, 2004, announcing purchase prices.


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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 12, 2004

                                           TXU CORP.

                                           By: /s/ Anthony Horton
                                               ----------------------------
                                               Name: Anthony Horton
                                               Title: Senior Vice President
                                                      and Treasurer


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                                  EXHIBIT INDEX

EXHIBIT NO.                               DESCRIPTION
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    *(a)(1)     Offer to Purchase, dated September 15, 2004.

    *(a)(2)     Letter of Transmittal.

    *(a)(3)     Form of Letter to Broker-Dealers.

    *(a)(4)     Form of Letter to Clients.

    *(a)(5) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

   **(a)(6)     Press Release of TXU Corp., dated September 15, 2004.

     (a)(7)     Press Release of TXU Corp., dated October 11, 2004.

     (b) Revolving Credit Agreement, dated as of June 24, 2004, among TXU Energy Company LLC, TXU Electric Delivery Company (formerly known as Oncor Electric Delivery Company), the lenders listed in Schedule 2.01 thereto, and JPMorgan Chase Bank, as administrative agent, incorporated herein by reference to Exhibit 10a filed with TXU Corp's Current Report on Form 8-K filed with the SEC on July 1, 2004.

     (d)(1) Indenture (For Unsecured Debt Securities Series M) dated as of June 1, 2002, between TXU Corp. and The Bank of New York, as Trustee, incorporated herein by reference to Exhibit 4(a) filed with TXU Corp.'s Quarterly Report on Form 10-Q (Quarter ended June 30, 2002) filed with the SEC on August 14, 2002.

     (d)(2) Officer's Certificate establishing the terms of Series M Senior Notes which are a component of the Income PRIDES, including the Form of the Series M Senior Note, incorporated herein by reference to Exhibit 4(b) filed with TXU Corp.'s Quarterly Report on Form 10-Q (Quarter ended June 30, 2002) filed with the SEC on August 14, 2002.

     (d)(3) Purchase Contract Agreement, dated as of June 1, 2002, between TXU Corp. and The Bank of New York, as Purchase Contract Agent and Trustee with respect to TXU Corp.'s issuance of Income PRIDES, including Form of Corporate Units Certificate and Form of Treasury Units Certificate, incorporated herein by reference to Exhibit 4(c) filed with TXU Corp.'s Quarterly Report on Form 10-Q (Quarter ended June 30, 2002) filed with the SEC on August 14, 2002.

     (d)(4) Pledge Agreement, dated as of June 1, 2002, among TXU Corp., JPMorgan Chase Bank, as Collateral Agent, and Securities Intermediary and The Bank of New York, as Purchase Contract Agent with respect to Equity Units, and incorporated herein by reference to Exhibit 4(d) filed with TXU Corp.'s Quarterly Report on Form 10-Q (Quarter ended June 30, 2002) filed with the SEC on August 14, 2002.

    *(d)(5) Remarketing Agreement, dated June 5, 2002 among TXU Corp., The Bank of New York, as purchase contract agent, and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as remarketing agent in connection with the Series M Senior Notes as a component of the Corporate Units.

     (d)(6) Indenture (For Unsecured Debt Securities Series K and L) dated as of October 1, 2001, between TXU Corp. and The Bank of New York, as Trustee, incorporated herein by reference to Exhibit 4(b) filed with TXU Corp's Quarterly Report on Form 10-Q (Quarter ended September 30, 2001) filed with the SEC on November 13, 2001.

     (d)(7) Officer's Certificate, dated October 1, 2001, establishing the terms of TXU Corp.'s Series K Senior Notes and Series L Senior Notes, including the Form of Series K Senior Notes and Series L Senior Notes, incorporated herein by reference to Exhibit 4(c) filed with TXU Corp's Quarterly Report on Form 10-Q Quarter ended September 30, 2001) filed with the SEC on November 13, 2001.

     (d)(8) Purchase Contract Agreement, dated as of October 1, 2001, between TXU Corp. and The Bank of New York, as Purchase Contract Agent and Trustee, with respect to TXU's issuance of Equity Units, includes Forms of Corporate Units Certificate and Treasury Units Certificate, incorporated herein by reference to
                Exhibit 4(d) filed with TXU Corp's Quarterly Report on Form 10-Q (Quarter ended September 30, 2001) filed with the SEC on November 13, 2001.

     (d)(9) Pledge Agreement, dated as of October 1, 2001, among TXU Corp., JPMorgan Chase Bank, as Collateral Agent, and Securities Intermediary and The Bank of New York, as Purchase Contract Agent, incorporated herein by reference to Exhibit 4(e) filed with TXU Corp's Quarterly Report on Form 10-Q (Quarter ended September 30, 2001) filed with the SEC on November 13, 2001.

    *(d)(10) Remarketing Agreement, dated as of October 16, 2001, among TXU Corp., The Bank of New York, as purchase contract agent, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co., as remarketing agents in connection with the Series K Senior Notes and Series L Senior Notes.

    *(d)(11) Supplemental Remarketing Agreement, dated August 11, 2004, among TXU Corp., The Bank of New York, as purchase contract agent, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Banc of America Securities LLC, as remarketing agents in connection with the Series K Senior Notes.

*Previously filed on Schedule TO, dated September 15, 2004.
**Previously filed on Amendment No. 1 to Schedule TO, dated September 15, 2004.